Exhibit (21) List of Subsidiaries

Name	State
Corporations:	
Parkway Properties General Partners, Inc.	Delaware
Golf Properties, Inc.	North Carolina
Partnerships:	
Moore Building Associates LP	Delaware
Moore Garage LLC	Delaware
Parkway Moore LLC	Delaware
Parkway Properties LP	Delaware
Parkway Realty Services LLC	Delaware
Wink/Parkway Partnership	Louisiana
111 Capitol Building LP	Mississippi
Parkway Jackson LLC	Mississippi
Parkway Lamar LLC	Mississippi
Parkway Mississippi LLC	Mississippi
Parkway Properties Tax Administration LLC	Mississippi
Parkway Capitol Center LLC	Delaware